

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Via E-Mail
Mr. Gareb Shamus, President and Chief Executive Officer
Wizard World, Inc.
1350 Avenue of the Americas, 2<sup>nd</sup> Floor
New York, New York 10019

> **Re:** **Wizard World, Inc.**
> **Form 8-K/A**
> **Filed July 1, 2011**
> **File No. 000-33383**

Dear Mr. Shamus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed July 1, 2011

Entry into a Material Definitive Agreement

1.  We reissue comment one of our letter dated March 17, 2011. Please reconcile your disclosure in this section that KTC shareholders held 96.4% of the shares outstanding after closing with Article I, Section 1.02(b) of your share exchange agreement, which refers to 95.51%.

2.  We note your response to comment two of our letter dated March 17, 2011 that you have incorporated by reference the promissory note and related exhibits. However, we are unable to locate these exhibits in the exhibits index. Please revise to include in the exhibits index.

<u>Our Business, page 4</u>
<u>Background, page 4</u>

3.  We note your response to comment 27 of our letter dated March 17, 2011.  We also note that you have now included Anaheim and Austin on the list of places where you expect to produce conventions during 2011.  Additionally, we note Anaheim is now included in the list of locations where you have acquired production rights.  Please revise to clarify the inconsistencies between your response and your disclosure.

4.  Please discuss the business development of Conventions, as required by Item 101(h) of Regulation S-K.

5.  Please disclose when you acquired the production rights to the Mid Ohio Comic Con.  In addition, the disclosure of the purchase price as $60,000 is inconsistent with the disclosure that the purchase price is paid over five years as a royalty against exhibitor sales.  Please reconcile and disclose the royalty percent.  Also, file the purchase agreement and the consulting agreement as exhibits.

<u>Conventions, 6</u>

6.  Please disclose how long you have been producing conventions and disclose the number of conventions you produced in 2010 and 2009.  Also, to the extent you are planning to expand to new conventions, please disclose.  For instance, we note that you are planning a convention for 2011 in Miami, which is not listed as one of the 12 conventions where you hold the production rights.

7.  We note your revised disclosure in response to comment nine of our letter dated March 17, 2011.  Please describe in greater detail your planned expansion and growth through digital media.  Please discuss the anticipated costs and the time frame for the expansion plans.

8.  We reissue comment 11 of our letter dated March 17, 2011.  Please disclose the percent of revenues that are generated from Live Conventions and the percent from Sponsorships and Promotions.

9.  Your response to comment 14 of our letter dated March 17, 2011 states that you co-produce conventions with other parties.  Please revise to disclose.  Clarify the terms of the co-production, how many of the conventions are co-produced, and how costs and revenues are allocated, etc.

Trademarks and Copyrights

10. We note your response to comment 17 of our letter dated March 17, 2011 and further
note your removal of the Trademarks and Copyrights section from your filing.  Please
revise to provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K.

Competition: Competitive Strengths, page 7

11. We reissue comment 19 of our letter dated March 17, 2011.  Please discuss the
competitive business conditions in the industry and your competitive position in the
industry.  For example, are there other companies that produce multiple conventions
and/or that have longer operating histories or greater financial resources?

12. In addition, we note your revised disclosure in response to comment 19 of our letter dated
March 17, 2011.  It remains unclear how your conventions "create a barrier to entry of
new industry participants."  In this regard, we note your disclosure that you maintain a
competitive position in the industry due to, among other things, Mr. Shamus's reputation.
It is unclear, however, how this makes it difficult for other companies to enter the
industry.  Please revise.

Growth Strategy, page 8

13. We note your revised disclosure in response to comment 23 of our letter dated March 17,
2011 that you generally plan to raise additional funds to support expansion through
private placements and or traditional bank financing.  Revise to discuss in greater detail.

Management's Discussion and Analysis, page 15

14. We reissue comment 26 of our letter dated March 17, 2011.  The Management's
Discussion and Analysis section is one of the most critical aspects of your disclosure.  As
such, we request that you revise this section to provide a more detailed executive
overview to discuss the events, trends, and uncertainties that management views as most
critical to your future revenues, financial position, liquidity, plan of operations, and
results of operations, to the extent known and foreseeable.  To assist you in this regard,
please refer to the Commission Guidance Regarding Management's Discussion and
Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350
(December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including
the overall presentation and focus of MD&A, with general emphasis on the discussion
and analysis of known trends, demands, commitments, events and uncertainties, and
specific guidance on disclosures about liquidity, capital resources, and critical
accounting.

Results of Operation, page 16

15. Please revise the analysis of your operating results for each period presented to quantify underlying material activities that generated income statement variances between periods. For example, (i) disclose how much of the increase in revenue was related to an increase in events as opposed to an increase in per event revenue (ii) disclose how much of the increase in gross profit is related to a decrease in production costs per show as opposed to the related increase in revenue per show.

Management, page 20

16. Please revise to provide complete Regulation S-K Item 401(e) disclosure for each executive officer and director. For each employment position listed, please disclose the beginning and ending dates of employment. As a non-exclusive example, we note that it is unclear for whom Mr. Macaluso has been employed for the past five years or why there is a gap in Mr. Vats' employment between December 2009 and June 2010.

17. We note your response and your revised disclosure in response to comment 30 of our letter dated March 17, 2011. It appears that Mr. Fields was your Chief Financial Officer at the time the company filed its Form 8-K on December 14, 2010. Therefore, please provide Mr. Fields' business experience pursuant to Item 401(e) of Regulation S-K.

18. Please disclose the material terms of the employment agreement with Mr. Shamus. For example, we note the bonus percent if there is no agreement as to the targets and we note the stock options awarded to Mr. Shamus. In addition, the discussion of the potential payments upon termination or change in control should be discussed in the Executive Compensation section.

Involvement in Certain Legal Proceedings, page 21

19. We reissue comment 31 of our letter dated March 17, 2011. Since the company possesses the information to be in the position to know, please revise the opening sentence to make a definitive statement with respect to the company's directors and executive officers

Executive Compensation, page 22

20. We reissue comment 33 of our letter dated March 17, 2011. Please include compensation disclosure for Mr. Shamus.

21. We note the disclosure that you have since the fiscal year end granted options pursuant to employment, consulting and/or director agreements.  Please disclose the material terms of these agreements.  Also, please disclose the material terms of the 2011 Incentive Stock and Award Plan.  Lastly, to the extent that compensation terms for executive officers and/or directors have changed as a result of the reverse merger, please disclose the new compensation plans.

Certain Relationships and Related Transactions, page 22

22. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the debt transactions.  In addition, please clarify how these debt transactions relate to Wizard World Inc., and its predecessor.  We note that these transactions do not appear to be reflected in the financial statements.  Please tell us how you have accounted for these transactions.

23. Please include in this section the related party transaction discussed in footnote five to the financial statements.

Exhibits

24. We note you filed exhibit 10.1 in response to comment 36 of our letter dated March 17, 2011.  Exhibits 10.1 and 10.11 are filed in an improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file Exhibits 10.1 and 10.11.  We may have further comment.

25. We note that Exhibit 10.5 is missing exhibits, schedules and/or attachments.  Please file the exhibit in its entirety.

26. Please file the executed version of Exhibit 10.12.

Item 9.01 Financial Statements and Exhibits, page 35

27. We note your response to our prior comment 38.  Your response did not fully address our comment.  Please remove the reference to Exhibit 99.2 in this section as it appears you have included financial statements in this Form 8-K instead of including them in exhibits.

Gareb Shamus
Wizard World, Inc.
July 26, 2011
Page 6

28. Revise to disclose that the financial statements presented are those of the wholly-owned subsidiary of Wizard Entertainment.  Explain why the consolidated financial statements of Wizard Entertainment have not been provided. Revise the financial statements to include all costs of doing business including costs incurred on Wizard Conventions' behalf by Wizard Entertainment.  Provide the necessary disclosures required by SAB Topic 1.B.1.

Note 8 – Subsequent Events, page F-13

29. Expand to describe in detail the transaction that resulted in Kick the Can Corp becoming the successor to Wizard Convention.

30. If the merger between Kick the Can Corp and Goenergy occurred on December 7, 2010, please explain to us why you have presented financial statements of Wizard Conventions through December 31, 2010.  The financial statements in the Form 8-K should be presented for pre-merger periods. Please revise as necessary.

Pro Forma Financial Information

31. Revise to present pro forma financial information giving effect to the merger between Wizard Conventions and Kick the Can Corp and the merger between Kick the Can Corp and Goenergy.

Exchange Act Reporting

32. Please tell us whether your post-merger year-end is July 31 or December 31 and also tell us how you plan to comply with your Exchange Act obligations for the past due reporting periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director